UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

under the

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

Adam E. Stella

Moulton | Moore | Stella LLP

Frank Gehry Building

2431 Main Street, Suite C

Santa Monica, California 90405

(310) 399-0950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Sjouwerman Enterprises Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,378,242*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,378,242*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,242*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%**
14	TYPE OF REPORTING PERSON PN

*

Includes 2,189,121 shares of Class A Common Stock (as defined below) issuable upon conversion of an equivalent number of shares of Class B Common Stock (as defined below) which are convertible at any time at the option of the holder.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 85,993,560 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Commission on November 14, 2022, plus 45,865,097 shares of Class B Common Stock converted into Class A Common Stock in connection with the SELP Conversion (as defined in Item 3 below) and the Other Conversions (as defined in Item 4 below), plus 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP (as defined in Item 2 below).

CUSIP No. 49926T104	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Sjouwerman Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,378,242*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,378,242*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,242*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%**
14	TYPE OF REPORTING PERSON OO

*

Includes 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock which are convertible at any time at the option of the holder, which are held of record by SELP. Sjouwerman Management (as defined in Item 2 below) is the sole general manager of SELP and may be deemed to have voting, investment and dispositive power with respect to these securities.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 85,993,560 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Commission on November 14, 2022, plus 45,865,097 shares of Class B Common Stock converted into Class A Common Stock in connection with the SELP Conversion and the Other Conversions, plus 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

CUSIP No. 49926T104	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Sjoerd Sjouwerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 122,768
	8	SHARED VOTING POWER 4,378,242*
	9	SOLE DISPOSITIVE POWER 122,768
	10	SHARED DISPOSITIVE POWER 4,378,242*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,501,010
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%**
14	TYPE OF REPORTING PERSON IN

*

Includes 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock which are convertible at any time at the option of the holder, which are held of record by SELP. Sjouwerman Management is the sole general manager of SELP and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 2 below) are managers of Sjouwerman Management and may each be deemed to share voting, investment and dispositive power with respect to these securities.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 85,993,560 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Commission on November 14, 2022, plus 45,865,097 shares of Class B Common Stock converted into Class A Common Stock in connection with the SELP Conversion and the Other Conversions, plus 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

CUSIP No. 49926T104	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Rebecca Weiss Sjouwerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,378,242*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,378,242*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,242*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%**
14	TYPE OF REPORTING PERSON IN

*

Includes 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock which are convertible at any time at the option of the holder, which are held of record by SELP. Sjouwerman Management is the sole general manager of SELP and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managers (as defined in Item 2 below) are managers of Sjouwerman Management and may each be deemed to share voting, investment and dispositive power with respect to these securities.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on the 85,993,560 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Commission on November 14, 2022, plus 45,865,097 shares of Class B Common Stock converted into Class A Common Stock in connection with the SELP Conversion and the Other Conversions, plus 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

CUSIP No. 49926T104	13D	Page 5 of 7 Pages

Explanatory Note

This Amendment to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2022 (as amended to date, the “Schedule 13D”), relating to Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of KnowBe4, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 1, 2022, pursuant to the terms of the Sjouwerman Support Agreement, SELP converted 2,189,121 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis (the “SELP Conversion”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 summarizes the SELP Conversion and is hereby incorporated by reference into this Item 4.

On December 1, 2022, pursuant to the terms of their respective Support Agreements, Vista, KKR and Elephant converted 14,557,960, 12,048,193 and 17,069,823 shares of Class B Common Stock, respectively, into Class A Common Stock on a one-for-one basis (the “Other Conversions”). In the aggregate, 45,865,097 shares of Class B Common Stock were converted into Class A Common Stock in connection with the SELP Conversion and the Other Conversions.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a), (b). The following sets forth, as of the date of this Amendment, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or direct the disposition of, based on the 85,993,560 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Commission on November 14, 2022, plus 45,865,097 shares of Class B Common Stock converted into Class A Common Stock in connection with the SELP Conversion and the Other Conversions, plus 2,189,121 shares of Class A Common Stock issuable upon conversion of an equivalent number of shares of Class B Common Stock held as of record by SELP.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Sjouwerman Enterprises Limited Partnership	4,378,242	3.3%	4,378,242	0	4,378,242	0
Sjouwerman Management, LLC	4,378,242	3.3%	4,378,242	0	4,378,242	0
Sjouerd Sjouwerman	4,501,010	3.4%	122,768	4,378,242	122,768	4,378,242
Rebecca Weiss Sjouwerman	4,378,242	3.3%	0	4,378,242	0	4,378,242

Sjouwerman Management serves as the general manager to SELP and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by SELP. The Managers are managers of Sjouwerman Management and may each be deemed to share voting, investment and dispositive power with respect to such securities. Each of the Reporting Persons disclaims beneficial ownership of the securities set forth above except for the securities, if any, such Reporting Person holds of record.

CUSIP No. 49926T104	13D	Page 6 of 7 Pages

In addition, as discussed in Item 2 above, by virtue of the Sjouwerman Support Agreement, each of the Reporting Persons may be deemed to be acting as a group for purposes of Rule 13d-5 under the Act with the other Investors. Each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On November 15, 2022 Mr. Sjouwerman vested in 31,251 RSUs granted under the terms of the Issuer’s 2021 Equity Incentive Plan in connection with Mr. Sjouwerman’s service as Chief Executive Officer of the Issuer, and the Issuer withheld 12,299 shares of Class A Common Stock to satisfy related tax withholding obligations, based on the closing price of the Class A Common Stock on Nasdaq on November 15, 2022.

Item 3 summarizes the SELP Conversion and is hereby incorporated by reference into this Item 5(c).

CUSIP No. 49926T104	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2022

SJOUWERMAN ENTERPRISES LIMITED PARTNERSHIP

By:	SJOUWERMAN MANAGEMENT, LLC
Its:	General Manager

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

SJOUWERMAN MANAGEMENT, LLC

By:	/s/ Sjoerd Sjouwerman
Name:	Sjoerd Sjouwerman
Title:	Manager

By:	/s/ Rebecca Weiss Sjouwerman
Name:	Rebecca Weiss Sjouwerman
Title:	Manager

/s/ Sjoerd Sjouwerman
Sjoerd Sjouwerman

/s/ Rebecca Weiss Sjouwerman
Rebecca Weiss Sjouwerman